SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated September 14, 2016.

FREE TRANSLATION

Buenos Aires, September 14, 2016

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Telecom Argentina S.A. – Relevant matter - Mandatory Public Tender Offer

I am writing to you as Chairman of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), regarding the Mandatory Public Tender Offer as a result of a change of control announced by Fintech Telecom, LLC (‘Fintech’), for all Class B common shares issued by Telecom Argentina (the ‘OPA’).

In this regard, we inform that today the Company has received a letter from Fintech notifying the publication of the Announcement in compliance with article 3, item b.4) of Chapter II, Title III of the rules of the Argentine Securities & Exchange Commission or the Comisión Nacional de Valores, in which it is also informed the term of the Mandatory Public Tender Offer (The ‘Announcement’).

Moreover, Fintech attached to its letter a copy of the Announcement that was published today in ‘El Cronista Comercial’ newspaper, and that will continue to be published in such paper until September16th, 2016.

We hereby attach a copy of the letter sent by Fintech and a copy of the Announcement.

Sincerely,

Mariano M. Ibañez,
Chairman

Buenos Aires, September 14, 2016

Telecom Argentina S.A.

Av. Alicia Moreau de Justo 50

C1107AAB – Ciudad de Buenos Aires

Mr Mariano M. Ibañez, Chairman of the Board of Telecom Argentina S.A

RE: Public Offer to Purchase Shares (the ‘Mandatory Public Tender Offer’ or the ‘OPA’) issued by Telecom Argentina S.A. tendered by Fintech Telecom, LLC.

Dear Sirs,

I am writing to you as Attorney- in-fact of Fintech Telecom, LLC (The ‘Offeror’) to send you the Announcement made in compliance with article 3, item b.4) of Chapter II, Section I of the rules of the Argentine Securities & Exchange Commission or the Comisión Nacional de Valores (‘CNV’), published in ‘El Cronista Comercial’ newspaper informing the commencement and expiration dates of the Offer Period and the amendments made to the Announcement published in the same newspaper during February 24, 25 and 26, 2016.

We notify the preceding in order for it to be published as a relevant matter in the ‘Autopista de Información Financiera’ of the CNV.

We kindly request that you return a signed copy of this letter as evidence of notification.

Sincerely,

Carolina Curzi

Attorney-in-fact

ANNOUNCEMENT

Only to be used

within the Republic of Argentina

FINTECH TELECOM LLC

MANDATORY TENDER OFFER

in respect of

CLASS B COMMON SHARES

listed in

“Mercado de Valores de Buenos Aires S.A.”

issued by

TELECOM ARGENTINA S.A.

This mandatory tender offer has been approved in Argentina by the board of directors of the Argentine Securities Commission, (Comisión Nacional de Valores) (“CNV”), on September 6, 2016. This authorization only means that all information requirements of the CNV have been duly complied with. The CNV has not rendered any opinion on the information contained in the Argentine Prospectus.

Pursuant to the provisions of Section 87 and subsequent sections of Argentine Capital Markets Law No 26,831 , and Section II, Chapter II, Title III, of the rules of the Argentine Securities Commission (the “CNV Rules”) in connection with mandatory tender offers in case of a change of control and indirect acquisition of a significant equity participation, Fintech Telecom, LLC (“Fintech Telecom” or the “Bidder”), a limited liability company organized and existing under the laws of the State of Delaware, United States of America, published on February 24, 25 and 26, 2016, the announcement required by applicable rules and regulations in respect of this mandatory tender offer (the “OPA”) on all common Class B shares issued by Telecom Argentina S.A. (“Telecom Argentina”), free of any liens or restrictions thereon, which as of the date hereof, are not directly or indirectly owned by the Bidder, and which are listed in the Argentine Mercado de Valores de Buenos Aires S.A.

On February 24, 2016, the OPA was duly notified to Telecom Argentina and the CNV.

On September 6, 2016, the OPA was duly approved by the CNV with the following modifications:

1.              Price

The price to be paid for each Class B share duly tendered during the Offer Period shall amount to United States Dollars 3.925 (three dollars and nine hundred and twenty-five thousandths of a dollar) per share minus any cash dividend per share already paid by Telecom Argentina, as follows: (i) dividends paid on May 13, 2016, in an amount of Pesos 0.72 (seventy-two cents) per share, equivalent to US$ 0.050 (five cents) per share, at a rate of exchange of Pesos 14.00 per each dollar, effective as of the date of such payment, and (ii) dividends paid on August 26, 2016 in an amount of Pesos 1.34 per share, equivalent to US$ 0.088 (eighty-eight thousandths of a dollar) per share at a rate of Pesos 15.20 per dollar effective as of the date of such payment (as well as any other dividend which is actually paid by Telecom Argentina prior to the Settlement Date). Therefore, taking into account the above mentioned dividends paid as of the date hereof, the net amount to be paid for each Class B Share shall be US$ 3.787 (three dollars and seven hundred and eighty-seven thousandths of a dollar). Such amount shall be paid in Pesos in Argentina, at the buying exchange rate at the close of business on the day of the Expiration Date (as defined below) as published by Banco de la Nación Argentina, according to the terms and subject to the conditions which are set forth in the Argentine Prospectus dated September 14, 2016 (the “Prospectus”). Each tendering holder not domiciled in Argentina for Argentine tax purposes must identify his situation regarding the capital gains tax in respect of the sale of shares according to the Argentine Income Tax Law, and present the corresponding documentation set forth in the Prospecto, so that the applicable withholdings may be effected.

2.              Tender Offer Period and Conditions to Accept the OPA.

The OPA shall be effective during the term of the Offer Period, which shall be comprised of a General Period of 21 business days starting on September 15, 2016, at 10:00 A.M., until October 14, 2016, at 03:00 P.M., plus an Additional Period of 5 business days, which shall commence on October 17, 2016, at 10:00 A.M., and shall end on October 21, 2016, at 01:00 P.M. (the “Expiration Date”).

3.              Conditions to the OPA

The conditions to which the OPA was subject have been duly complied with or reformulated, so that as of the date hereof, the OPA is subject only to the following: (i) the acquisition by the Bidder of the indirect controlling interest in Telecom Argentina shall have not been expressly rejected, nor any condition shall have been imposed that may adversely affect the Bidder, Telecom Argentina or their relevant affiliates (whether controlling, controlled or under common control therewith) by any Argentine antitrust authority or other authority, and (ii) the OPA itself or the making of the OPA shall not be partially or totally prevented by any administrative or judicial action taken by any applicable authority. Further, the above mentioned approval of the OPA by the CNV shall be effective during the term of the OPA.

4.              Agent for the OPA.

The agent designated by the Bidder to implement the OPA is BBVA Banco Francés S.A., with domicile at Reconquista 199, mezzanine, City of Buenos Aires, Republic of Argentina (the “OPA Agent”).

5.              Guarantee.

Banco Macro S.A. shall act as guarantor in respect of the payment of the Offer Price to the shareholders that accept the OPA, pursuant to the terms set forth in the Prospectus.

Acceptance of the OPA is voluntary to the shareholders and shall not be subject to any minimum or maximum number of acceptances to be received. The Bidder anticipates that Telecom Argentina shall remain as a public company and shall maintain its shares listed in the MERVAL and on the New York Stock Exchange after completion of the OPA.

Shareholders who accept the OPA must comply with all requisites and proceedings set forth in the Prospectus in order to evidence their approval, and shall not be entitled to withdrawal rights, except in compliance with applicable regulations.  In case of need of further clarifications shareholders may contact the OPA Agent directly or indirectly through their respective custodians.

Fintech Telecom is a Limited Liability Company organized and existing under the laws of the State of Delaware, United States of America, registered with the Provincial Division of Legal Entities of the Province of Buenos Aires, or Dirección Provincial de Personas Jurídicas de la Provincia de Buenos Aires, under the terms of Section 123 of Argentina Law 19,550, on December 30, 2013, in accordance with Resolution 10018. The domicile of the company is located at Orange St. 1209, Wilmington, New Castle, Delaware, United States of America, and, in Argentina, for purposes of Section 123 of Argentine Law 19,550, at General Juan Lavalle 2243, Florida, Vicente López, Province of Buenos Aires. On February 23, 2016, the Board of Directors of Fintech Telecom resolved to promote and make the OPA, and on August 5, 2016 accepted to modify the initial Offer Price., Fintech Telecom represents that it has access to the financial resources necessary to pay the Offer Price.

Public Information

Copies of the Prospectus and any other document related to the OPA may be obtained from Francés Inversiones, telephone number: 0800-666-4600, or at the OPA Agent’s office located at Reconquista 199, mezzanine, from 10:00 A.M. to 03:00 P.M., and also at: www.cnv.gob.ar, through the following link: “Información Financiera / Emisoras / Telecom Argentina S.A. / Hechos Relevantes” The information contained herein is a summary of certain terms and conditions of the OPA; shareholders shall refer to the documentation mentioned above in order to be informed of the complete terms and conditions of the OPA. All information contained herein is subject to the complete terms and conditions detailed in the Prospectus. Capitalized terms used but not otherwise expressly defined herein shall have the meanings assigned to them in the Prospectus.

September 14, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 15, 2016	By:	/s/ Pedro G. Insussarry
	Name:	Pedro G. Insussarry
	Title:	Responsible for Market Relations